United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz, for the third straight year, chosen for Dow Jones Global Sustainability Index

(Barra do Riacho, September 10, 2007) - Aracruz Celulose (NYSE: ARA), for the third year in a row, has been included in the select rank of companies on the New York Stock Exchange’s Dow Jones Sustainability Index (DJSI World) 2007/08 that highlights the best corporate sustainability practices in the world. Furthermore, Aracruz once again was the only forestry company selected out of 13 worldwide forestry companies considered this year. The index comprises 318 companies from 24 nations — seven Brazilian corporations are among them. The 2,500 main companies listed on the Dow Jones Index are considered for the DJSI, analyzed for their economic, environmental and social criteria.

“To be once again the only forestry sector company on this list is a very important achievement for Aracruz, especially because the DJSI is one of the indexes of greatest credibility and one of the most complete in the world,” said Aracruz’s president and CEO, Carlos Aguiar.

Since it was created in 1999, the DJSI has become an important benchmark for foreign currency fund management companies. These institutions base their investment decisions on the DJSI performance criteria and offer diversified products to their customers, based on shares of companies that make up the DJSI, committed to social, environmental and cultural sustainability.

The Dow Jones Sustainability Index lists companies recognized for their corporate sustainability, which means they are capable of creating value for shareholders over the long-term. That is, the index takes into account not only their financial performances but also, and mainly, the quality of management, which must merge economic value with transparency, good corporate governance and social and environmental responsibility in order to achieve long-term sustainability.

Brazil has increased its participation in the global index, with the inclusion of one more institution, bringing the total to seven companies: Aracruz, Bradesco, Cemig, Itaú, Itausa, Petrobras and Usiminas

For more information, please contact our Investor Relations Dept.:

Tel: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer